Richard A. Krantz
1055 Washington Boulevard
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505
Also admitted in New York
and Massachusetts
August 27, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	FuelCell Energy, Inc. Registration Statement S-3 File No. 333-164412
Ladies and Gentlemen:
This is in response to your letter of August 25, 2010, with respect to the above-captioned filing (the “Registration Statement”) of FuelCell Energy, Inc. (“FuelCell”).
Let me respond to the issues you have raised in the order in which they were presented in your letter.
1.	The Form 10-Q for the quarter ended January 31, 2010, has been incorporated by reference.
2.	The undertaking in Regulation S-K Item 512(j) has been added.
3.	The opinion of Robinson & Cole LLP has been revised in accordance with your comments.
FuelCell has also filed an acceleration request, requesting the Registration Statement be declared effective on August 30, 2010, or as soon thereafter as practicable.
If you have any additional questions or concerns, please feel free to contact the undersigned.

Very truly yours,

/s/ Richard A. Krantz Richard A. Krantz
RAK:caj